Exhibit 14.1
BKF Capital Group, Inc.
BKF Asset Management, Inc.
New York, NY 10020
CODE OF ETHICS
Revised December 31, 2007

INTRODUCTION
     This Code of Ethics has been prepared for persons associated with BKF Capital Group, Inc. (“BKF”) and subsidiaries.
     This Code of Ethics is written so as to be read and understood by each Employee with respect to such Employee’s activities on behalf of the Firm and personally.
     In order to make it easier to review and understand this Code of Ethics, a few terms as commonly used throughout the Code of Ethics are defined below:
     “Client Account” means any client or investment fund as to which or for whom the Firm provides investment advisory or management services, along with accounts for persons related to Employees or trusts established for such persons so long as Employees do not have a direct beneficial interest in such accounts.
     “Employee” means each officer, director, principal or employee of the Firm, other than (i) a member of the board of directors of BKF who is not an officer or employee of the Firm or (ii) a member of the board of directors of any BKF subsidiary who is not an officer or employee of LEVCO or its affiliates.
     “Firm” means BKFAM, BKF and each other affiliate entity under common control, which is engaged in the business of providing investment advisory or management services. The term shall not include registered investment funds advised by the Firm.
     “Investment Professional” means an Employee who, in connection with his or her regular functions or duties, makes or participates in making recommendations regarding purchases or sales for Client Accounts.
     “Proprietary Account” means an account in which an Employee has a “beneficial interest” or a proprietary investment or trading account maintained for the Firm or its Employees. The term proprietary account shall exclude accounts established to provide seed capital to investment products. A “beneficial interest” in an account includes the opportunity, directly or indirectly, to profit or share in any profit in a securities transaction taking place in the account, and an Employee shall be deemed to have a beneficial interest in accounts in which the Employee’s spouse, children and other dependents living in the Employee’s household have a beneficial interest, in securities held by a partnership in which the Employee is a general partner and, in certain cases, in trusts of which the Employee is a trustee or beneficiary. The rules promulgated under Section 16 of the Security Exchange Act of 1934 shall generally be used to determine whether an Employee has a beneficial interest in an account,
“Security” shall mean all investment instruments commonly viewed as securities, whether registered or not, including any option to purchase or sell, and any security that is exchangeable for or convertible into, any such security, private placements, commodity futures contracts and commodity options, swaps and other derivative instruments, but shall not include shares of registered open-end investment companies (i.e., mutual funds), index linked securities/derivatives, direct obligations of the Government of the United States, bankers’ acceptances, bank certificates of deposit, commercial paper, foreign exchange “spot” or “forward” contracts, short-term, high quality debt securities, including repurchase agreements, and such other money market or investment instruments.

PART I
TRADING RESTRICTIONS
     1.1. Statement of General Principles.
     All Employees owe a fiduciary duty to BKF’s shareholders, clients and other constituencies. Their interests must always be recognized, be respected and come before those of Employees. In any decision relating to personal investments or other matters, Employees must assiduously avoid serving their own personal interests first or taking inappropriate advantage of their position with or on behalf of the Firm. It is critical that Employees avoid any situation that might compromise — or appear to compromise — their exercise of fully independent judgment. All personal investment and other activities of Employees must not only comport with the Code of Ethics and avoid any actual or potential conflicts of interest, but must also abide by the spirit of the Code of Ethics and the principles articulated herein,
     1.2. Insider Trading and Manipulative Practices.
     Federal and state securities laws prohibit any purchase or sale of securities while in possession of material non-public information which was improperly obtained, or was obtained under circumstances contemplating that it would not be used for personal gain, and in certain other circumstances. In addition, “tipping” of others about such information is prohibited. The persons covered by these restrictions are not only “insiders” of publicly traded companies, but also any other persons who, under certain circumstances, learn of material, non-public information about a company, such as Employees, as well as outside attorneys, accountants, consultants or bank lending officers.
     Violation of these restrictions can have severe consequences for both the Firm and its Employees. Trading on insider information or communicating insider information to others it may result in civil and criminal penalties, including imprisonment of up to ten years and a criminal fine of up to $1,000,000. In addition, the Firm may be subject to liability for insider trading or tipping by Employees. The Firm may also be held liable for failing to take measures to deter securities laws violations where such failure is found to have contributed to or permitted a violation.
     In view of these requirements, the Firm has adopted the general policy that an Employee may not trade in securities of any company about which the Employee possesses, or is aware that the Firm possesses, material, non-public information nor “tip” others about such information. All Employees should exercise care to adhere to this policy and to take reasonable steps to ensure that the Firm and other Employees adhere to the policy. Any Employee who believes that he or she may be in possession of material non-public information should: report the matter immediately to the CEO or CFO; not purchase or sell the securities on behalf of yourself or others, including investment partnerships affiliated with the Firm or private accounts managed by the Firm; and not communicate the information to anyone inside or outside of the Firm. In addition, Employees should immediately inform the CEO or CFO if they become aware of any actual or potential violation of this policy by an Employee.
     Recognizing that this is a complicated subject which is not easily reduced to a few general principles, the Firm has prepared and adopted a statement of Policies and Procedures

Designed to Detect and Prevent Insider Trading which is attached as Annex A of this Code of Ethics. All Employees must read and adhere to the restrictions outlined in Annex A.
     1.3. Initial Public Offerings
     Employees should look to SEC regulations for guidance.
     1.4. Private Placements.
     Employees should look to SEC regulations for guidance.

     1.5. Restricted Securities
     Certain transactions in which the Firm engages may require that employees do not trade in the subject securities for specified time periods. The CFO will notify employees of any such restricted securities.
     1.6. Transactions in BKF Shares.
     Transactions in BKF shares by Firm directors and employees are subject to BKF’s Insider Trading Policy. Furthermore, transactions by BKF’s directors, officers and certain stockholders in BKF shares are subject to the restrictions and limitations discussed in BKF’s Federal Securities Law Guide for Directors, Officers, 10% Stockholders and Certain Other Persons. As a general matter, transactions in BKF shares will not be permitted during the 14-day period prior to the release of earnings information relating to the Firm.
     1.7. Required Personal Trading Approvals.
     Transactions for Proprietary Accounts no longer require prior written approval.
PART II
EMPLOYEE CONDUCT
     2.1. Personal Trading Accounts and Reports.
     A. Employees. Each Employee is required to disclose all transactions in BKF stock to the CFO.
     B. Outside Board Members.
     A director of BKF who is not an officer or employee of BKF (an “Outside Board Member”) must report all transactions in BKF stock or restricted securities to the CFO.
     2.2. Conflicts of Interest.
     It is a violation of an Employee’s duty of loyalty to the Firm for any Employee, to:
(a)	rebate, directly or indirectly, to any person, firm or corporation any part of the compensation received from the Firm as an Employee;

(b)	accept, directly or indirectly, from any person, firm, corporation or association, other than the Firm, compensation of any nature as a bonus, commission, fee, gratuity or other consideration in connection with any transaction on behalf of the Firm,

(c)	accept, directly or indirectly, from any person, firm, corporation, association or other entity that does business with or on behalf of the Firm, any gift or other thing of more than de minimis value;

(d)	participate in entertainment with clients, brokers and other counterparties unless reasonably related to legitimate business purposes of the Firm; or

(e)	own any stock or have, directly or indirectly, any financial interest in any other organization engaged in any securities, financial or related business, except for a minority stock ownership or other financial interest in any business which is publicly owned.
     In addition, no Employee, may provide directly or indirectly any person, firm, corporation, association or other entity that does business with or on behalf of the Firm with any gift or other item.
     2.3. Annual Acknowledgment.
     Each Employee shall at least annually sign a written statement in the form of Exhibit A attached hereto acknowledging his or her receipt and understanding of, and agreement to abide by, the policies described in this Code of Ethics, and certifying that he or she has reported all personal securities transactions. In addition, each Outside Board Member is required to certify annually that he or she has read and understands the provisions of this Code applicable to him or her and recognizes that he or she is subject to certain provisions of the Code (Exhibit B).
PART III
COMPLIANCE
     3.1. Compliance Personnel and Supervisory Procedures.
     The CFO shall investigate any possible violations of the policies and procedures set forth in this Code of Ethics to determine whether sanctions should be imposed, which may include, inter alia, a letter of censure or suspension or termination of employment, or such other course of action as may be appropriate.
     On an annual basis, the CFO will review and consider the Firm’s compliance procedures, the prior year’s violations and remedial actions taken, and any proposed updates or changes to the Firm’s Code of Ethics.
     3.2. Recordkeeping.
     The records listed below shall be maintained for a period of five years in an easily accessible place:

•	a list of all persons subject to the Code during the period;

•	receipts signed by all persons subject to the Code acknowledging receipt of copies of the Code and acknowledging that: they are subject to it;

•	a copy of each Code of Ethics that has been in effect any time during the period;

•	a copy of each report filed pursuant to the Code and a record of any known violations and actions taken as a result thereof during the period;

•	a copy of a record of all persons who are deemed to be the General Counsel and/or the Chief Compliance Officer; and

Annex A
POLICIES AND PROCEDURES
DESIGNED TO DETECT AND PREVENT INSIDER TRADING IN BKF STOCK
Section I. Policy Statement On Insider Trading.
     A. The Firm forbids any of its Employees from trading, either personally or on behalf of others, including private accounts managed by the Firm, while in possession of material, nonpublic information or communicating material nonpublic information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Firm’s policies apply to every Employee and extend to activities within and outside their duties at the Firm. Every Employee must read and retain this policy statement.
          THIS POLICY STATEMENT APPLIES TO THE FIRM AND ITS AFFILIATED ENTITIES, AS WELL AS TO THEIR RESPECTIVE EMPLOYEES.
          The term “insider trading” is not defined in the federal securities laws, but is generally used to refer to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) or to communication of material nonpublic information to others.
          While the law concerning insider trading is not static, it is generally understood that the law prohibits:
(i)	trading by an insider, while in possession of material, nonpublic information;

(ii)	trading by a non-insider, while in possession of material, nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

(iii)	an insider or a non-insider described in clause (ii) above from communicating material nonpublic information to others.
          The elements of insider trading and the penalties for such unlawful conduct are discussed below.
     B. Who is an Insider?
          The concept of “insider” is broad. It includes all Employees of the Firm. In addition a person can be a “temporary insider” if he or she enters into a confidential relationship in the conduct of a company’s affairs and, as a result, is given access to information solely for the company’s purposes. The Firm may become a temporary insider of a company it advises or for which it performs other services. Temporary insider also may include, among others, a company’s law firm, accounting firm, consulting firm, banks and the employees of such organizations.
     C. What is Material Information?

          Trading on inside information is not a basis for liability unless the information is material. “Material information” is generally defined as information that is likely to be considered important by a reasonable investor in making his or her investment decisions. Information that affects the price of a company’s securities is likely to be deemed material. This might include, without limitation, changes in dividend policies, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems and significant new products, services or contracts.
          Material information can also relate to events or circumstances affecting the market for a company’s securities. For example, in 1987 the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in The Wall Street Journal and whether those reports would be favorable or not.
     D. What is Nonpublic Information?
          “Nonpublic” information is any information that has not been disclosed generally to the marketplace. Information received about another company that is not yet in general circulation should be considered non-public. As a general rule, one must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, Wall Street Journal or other publications of general circulation would be considered public. In addition, if information is being widely disseminated to traders generally by brokers or institutional analysts, such information would be considered public unless there is a reasonable basis to believe that such information is confidential and came from a corporate insider.
     E. Bases for Liability
          1. Fiduciary Duty Theory
          In 1980, the Supreme Court found that there is no general duty to disclose before trading on material, nonpublic information, but that such a duty arises where there is a fiduciary relationship. A relationship must exist between the parties to a transaction such that one party has a right to expect that the other party will disclose any material nonpublic information or will refrain from trading.
          In 1983, the Supreme Court stated that outsiders can acquire the fiduciary duties of insiders (i) by entering into a confidential relationship with a company through which such outsiders will gain material nonpublic information (e.g., attorneys, accountants, underwriters or consultants), or (ii) by becoming “tippees” if the outsiders are aware or should have been aware that they have been given confidential information by an insider who has violated his or her fiduciary duty to the company’s shareholders.
          However, in the “tippee” situation, a breach of duty occurs only if the insider personally benefits, directly or indirectly, from the disclosure. The benefit does not have to be pecuniary, but can be a gift, a reputational benefit that will translate into future earnings or even evidence of a relationship that suggests a quid pro quo.

          2. Misappropriation Theory
          Another basis for insider trading liability is the “misappropriation theory,” where liability is based on a fiduciary’s undisclosed, self-serving use of a principal’s information to purchase or sell securities in breach of a fiduciary duty, thereby defrauding the principal of the exclusive use of that information. Liability is based on the fiduciary’s deception of those who entrusted the fiduciary with access to confidential information. Under the theory as most recently articulated by the Supreme Court, the element of deception may be established by an employee’s breach of a company’s internal rules as contained, for example, in a company compliance manual. The “misappropriation theory” can be the basis for both government prosecution and civil actions brought by private parties. In addition, the Supreme Court has also upheld the SEC’s current rule with respect to tender offers that does not require the breach of a fiduciary duty for liability when trading on inside information regarding a tender offer.
     F. Penalties for Insider Trading.
          Penalties for trading on or communicating material nonpublic information are severe, both for individuals involved in such unlawful conduct and their employer. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:
•	civil injunctions

•	treble damages

•	disgorgement of profits

•	jail sentences

•	fines for the person who committed the violation of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.
          In addition, any violation of this policy statement can be expected to result in serious sanctions by the Firm including dismissal of the persons involved.
Section II. Procedures To Implement The Firm’s Policies Against Insider Trading.
          The following procedures have been established to aid the Employees of the Firm in avoiding insider trading, and to aid the Firm in preventing, detecting and imposing sanctions against insider trading. Every Employee of the Firm must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability and criminal penalties.
     A. Identify Inside Information.
          Before trading for yourself or others, including investment partnerships affiliated with the Firm or private accounts managed by the Firm, in the securities of a company about which you may have potential inside information, ask yourself the following questions:

          (i) Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed? Is this information which would cause insiders to change their trading habits?
          (ii) Is the information nonpublic? To whom has this information been provided? Has the information been filed with the SEC, or been effectively communicated to the marketplace by being published in Reuters Economic Services, The Wall Street Journal or other publications of general circulation or appearing on the wire services?
          If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:
(i)	Report the matter immediately

(ii)	Do not purchase or sell the securities on behalf of yourself or others, including investment partnerships affiliated with the Firm or private accounts managed by the Firm; and

(iii)	Do not communicate the information inside or outside the Firm
     B. Personal Securities Trading.
          The Employees of the Firm and their family members and trusts of which such persons are trustees or in which such persons have a beneficial interest must execute all of their equity and corporate debt securities transactions in accordance with the restrictions and reporting requirements of this Code of Ethics.
     C. Restricting Access to Material Nonpublic Information.
          Information in your possession that you identify as material and nonpublic may not be communicated to anyone, including persons within the Firm except as provided in paragraph 1 of this Section II. The Firm is establishing this policy to help avoid conflicts, appearances of impropriety and the misuse of confidential, proprietary information. In addition, care should be taken so that all material and nonpublic information is secure. For example, files containing material nonpublic information should be sealed and access to computer files containing material nonpublic should be restricted.
     D. Arbitrage Activities.
          Arbitrage activities must be conducted with particular care. Arbitrage personnel should limit contacts with bankers, lawyers and other advisers of parties involved in various transactions.
     E. Contacts with Third Parties.

          Requests of third parties such as the press and analysts for information should be directed to the CFO,
     F. Resolving Issues Concerning Insider Trading.
          If, after consideration of the items set forth in paragraph 1 of this Section II, doubt remains as to whether information is material or nonpublic, or if there are any unresolved questions as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, these matters must be discussed with the CFO before trading or communicating the information to anyone.

Exhibit A
EMPLOYEE ANNUAL ACKNOWLEDGEMENT FORM
     The undersigned employee acknowledges having received and read a copy of the Code of Ethics along with all Annexes and Exhibits thereto, dated September 2007 (the “Code of Ethics”), and agrees to abide by the provisions contained therein. The Employee understands that observance of the policies and procedures contained in the Code of Ethics is a material condition of the Employee’s employment by the Firm and that any violation of such policies and procedures by the Employee will be grounds for immediate termination by the Firm as well as possible civil or criminal penalties.
Exhibit B
DIRECTOR ANNUAL ACKNOWLEDGEMENT FORM
     The undersigned director acknowledges having received and read a copy of the Code of Ethics along with all Annexes and Exhibits thereto, dated September 2007 (the “Code of Ethics”), and agrees to abide by the provisions contained therein.

Date	Name of Employee

Signature of Employee